Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 27, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on May 25, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated May 23, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

May 27, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 02628)

ANNOUNCEMENT

CONNECTED TRANSACTION

CAPITAL INJECTION TO CHINA LIFE PROPERTY AND CASUALTY

INSURANCE COMPANY LIMITED

The Board wishes to announce that the Company has entered into the Agreement on 23 May 2008 with China Life P&C Company whereby the Company has agreed to inject further capital into China Life P&C Company. Upon Capital Injection Completion, China Life P&C Company will be held as to 60% and 40% by CLIC and the Company, respectively.

The Company holds 40% of the issued share capital of China Life P&C Company. CLIC, the holding company of the Company, currently holds an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of China Life P&C Company, under Rule 14A.11(4) of the Listing Rules, China Life P&C Company also constitutes a connected person of the Company. As such, the Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Agreement are less than 2.5% but more than 0.1%, the Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.

Background

The Board wishes to announce that the Company has entered into the Agreement on 23 May 2008 with China Life P&C Company whereby the Company has agreed to inject further capital into China Life P&C Company. Upon Capital Injection Completion, China Life P&C Company will be held as to 60% and 40% by CLIC and the Company, respectively.

Commission File Number 001-31914

CAPITAL INJECTION AGREEMENT

Date

23 May 2008

Parties

China Life P&C Company

The Company

Capital Injection

The Company has agreed to inject further capital into China Life P&C Company. The total amount of capital to be injected by the Company into China Life P&C Company is RMB 1,200,000,000 by the subscription of 1,200,000,000 shares at RMB 1.00 per share.

Prior to Capital Injection Completion, CLIC and the Company held 60% and 40% of the shareholding of China Life P&C Company, respectively.

At the same time as the Capital Injection Completion, CLIC shall also inject capital into China Life P&C Company. As a result, the Company and CLIC shall continue to hold 40% and 60%, respectively, of the enlarged share capital of China Life P&C Company.

Payment

The Company shall fulfil its payment obligation in full by cash. The cash payment will be financed by the Company’s internal resources. The Company shall fulfil its payment obligations within 5 business days after the receipt of a payment notice from China Life P&C Company.

Conditions of the Capital Injection

The Capital Injection is conditional upon the following:

(i) both the Company and China Life P&C Company having complied with its internal procedures necessary for the performance of the Agreement;

(ii) there being no laws prohibiting the Company from subscribing for the shares of China Life P&C Company as of the date of obtaining all approvals required for the Capital Injection; and

(iii) there being no material breaches of the Agreement as of the date of obtaining all approvals required for the Capital Injection.

Capital Injection Completion will occur upon the receipt of approval from CIRC and on the day of registration of the change in the registered capital with the relevant authorities.

Commission File Number 001-31914

INFORMATION ON THE COMPANY

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies.

INFORMATION ON CHINA LIFE P&C COMPANY

China Life P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

China Life P&C Company obtained its business licence and commenced operation on 30 December 2006. Based on the audited financial statements of China Life P&C Company, which were prepared under PRC GAAP, its loss for the year ended 31 December 2007 is as follows:

For the year ended 31/12/2007
Loss before taxation and extraordinary items	RMB 350,643,536
Loss after taxation and extraordinary items	RMB 338,653,980

The audited net asset value of China Life P&C Company, based on PRC GAAP, as at 31 December 2007 is RMB 712,427,114.

The Company has equity accounted for its investment in China Life P&C Company in the Group’s financial statements under the head of “Investment in associates” and will continue to do so after the Capital Injection Completion.

REASONS FOR AND BENEFITS OF THE CAPITAL INJECTION

The Capital Injection in China Life P&C Company will be of strategic significance to the Company. Through the Capital Injection, China Life P&C Company can further strengthen its capital base to face the increasingly competitive environment in the property and casualty insurance market in the PRC. Furthermore, it will enable the Company to share the benefits from the rapidly growing non-life insurance market and to fully utilize the potential of its existing sales channel and to achieve effective deployment of the Company’s existing resources.

The Directors (including the independent non-executive Directors) are of the view that the terms of the transactions contemplated under the Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

Commission File Number 001-31914

LISTING RULES IMPLICATIONS

Before the Capital Injection, the Company holds 40% of the issued share capital of China Life P&C Company. CLIC, the holding company of the Company, currently holds an approximate 68.37% of the issued share capital of the Company, and therefore is a connected person of the Company. As CLIC also holds 60% of the issued share capital of China Life P&C Company, under Rule 14A.11(4) of the Listing Rules, China Life P&C Company also constitutes a connected person of the Company. As such, the Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios set out in the Listing Rules for the transactions contemplated under the Agreement are less than 2.5% but more than 0.1%, the Agreement is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Agreement”	the capital injection agreement entered into between the Company and China Life P&C Company on 23 May 2008 in respect of the Capital Injection

“Board”	the board of Directors

“Capital Injection”	the Company’s capital injection into China Life P&C Company by the subscription of 1,200,000,000 shares at RMB 1.00 per share

“Capital Injection Completion”	the completion of the Capital Injection

“China Life P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC with limited liability

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

Commission File Number 001-31914

“connected person”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

In this announcement, unless otherwise indicated, the exchange rate of HK$1-RMB0.89094 (which was the middle rate as announced by The People’s Bank of China on 23 May 2008) has been used where applicable. Such conversion is for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

By Order of the Board
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 23 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung